SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              TROON PARTNERS, L.P.
                                (Name of Issuer)

                              TROON PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)

                              PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                              Troon Partners, L.P.
                                622 Third Avenue
                                    8th Floor
                            New York, New York 10017
                            Telephone: (212) 667-4122
                               Fax: (212) 667-4949

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  May 15, 2002
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:      $100,000,000(a)      Amount of Filing Fee:  $9200(b)
--------------------------------------------------------------------------------

(a)     Calculated as the aggregate maximum purchase price for Interests.

(b)     Calculated at $92 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  ________________________
        Form or Registration No.:  ________________________
        Filing Party:  __________________________________
        Date Filed:  ___________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1.

[X]     issuer tender offer subject to Rule 13e-4.

[ ]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

               As stated in the offering documents for Troon Partners, L.P. (the "Partnership"), the Partnership is offering to purchase Partnership interests or portions thereof ("Interest" or " Interests" as the context requires) from partners in the Partnership ("Partners") at their estimated net asset value (that is, the estimated value of the Partnership's assets minus its liabilities, multiplied by the proportionate interest in the Partnership a Partner desires to tender). The offer will remain open until 12:00 midnight, New York time, on June 17, 2002, the expected expiration date of the offer.

               The estimated net asset value of Interests will be calculated on June 30, 2002 (the "Valuation Date"). The Partnership will review this net asset value calculation during the Partnership's audit for its fiscal year ending December 31, 2002, which the Partnership expects will be completed by the end of February 2003, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

               Partners may tender their entire Interest, a portion of their Interest defined as a specific dollar value, or the portion of their Interest above the required minimum capital account balance. If a Partner has been a Partner for at least 12 full calendar months and tenders its entire Interest in the Partnership, subject to any extension of the offer, the Partnership will pay the Partner in cash and/or marketable securities (valued in accordance with the Partnership's First Amended and Restated Limited Partnership Agreement dated February 10, 1999 (the "LP Agreement")) no later than July 10, 2002, 95% of the estimated value of the Partner's Interest based on the Partnership's calculation of the estimated net asset value as of June 30, 2002, less any incentive allocation payable to the manager on June 30, 2002, if any. The Partnership will owe the Partner the balance, for which it will give the Partner a promissory note that will be held in the Partner's brokerage account with CIBC World Markets Corp. ("CIBC WM").

               A Partner who tenders for repurchase only part of its Interest, or a Partner who tenders its entire Interest who has not been a Partner for at least 12 full calendar months, will be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Partner on the Valuation Date of the offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Partnership will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than July 10, 2002, subject to any extension of the offer. The Partnership reserves the right to purchase less than the amount tendered by a Partner if the amount tendered would cause the Partner's capital account in the Partnership to have a value less than the required minimum balance. The Partnership will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of portfolio securities held by the Partnership, or by borrowing, if the offer is extended (which the Partnership does not intend to do).

               The offer remains open to Partners until 12:00 midnight, New York time, on June 17, 2002, the expected expiration date of the offer. Until this time, Partners have the right to change their minds and withdraw any tenders of their Interests. Partners will also have the right to withdraw tenders of their Interests at any time after July 11, 2002, if their Interests have not yet been accepted for purchase by the Partnership.

               A Partner who would like the Partnership to purchase all or part of its Interest should mail or fax a Letter of Transmittal (attached to this document as Exhibit C) to PFPC Inc., attention Karl Garrett, so that it is received before 12:00 midnight, New York time, on June 17, 2002. A Partner who chooses to fax the Letter of Transmittal should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, June 17, 2002). The mailing address for PFPC Inc. is P.O. Box 358, Claymont, DE 19703, and the fax numbers are (302) 791-3105 and (302) 793-8132.

               Of course, the value of the Interests will change due to market fluctuation between April 30, 2002 (the last time estimated net asset value was calculated), and June 30, 2002, when the value of the Partnership will be determined for purposes of calculating the purchase price for Interests. Partners may obtain the estimated net asset value of their Interests, which the Partnership calculates weekly until the expiration date of the offer and daily for the last five business days of the offer, by contacting PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

               Please note that just as each Partner has the right to withdraw the tender of an Interest, the Partnership has the right to cancel, amend or postpone this offer, at any time before 12:00 midnight, New York time, on June 17, 2002. Also realize that although the tender offer expires on June 17, 2002, a Partner who tenders its Interest remains a Partner in the Partnership with respect to the Interest tendered and accepted for purchase by the Partnership through June 30, 2002, when estimated net asset value of the Partner's Interest is calculated.

ITEM 2. ISSUER INFORMATION.

               (a) The name of the issuer is Troon Partners, L.P. (the "Partnership"). The Partnership is registered under the Investment Company Act of 1940 (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal executive office of the Partnership is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4122.

               (b) The title of the securities that are the subject of the offer to purchase (the "Offer") is partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the partnership interests in the Partnership and portions thereof that constitute the class of security that is the subject of this tender offer or the partnership interests in the Partnership or portions thereof that are tendered by Partners to the Partnership ("Partners") pursuant to the Offer.) As of the close of business on April 30, 2002, there was approximately $172,183,607 outstanding in capital of the Partnership, represented by Interests. Subject to the conditions set forth in the Offer, the Partnership will purchase up to $100 million of Interests that are tendered by, and not withdrawn as described in item 1, subject to any extension of the Offer.

               (c) Interests are not traded in any market, and their transfer is strictly limited by the terms of the Partnership's Limited Partnership Agreement dated as of February 10, 1999, as amended (the "LP Agreement").

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

               (a) The name of the filing person is Troon Partners, L.P. (the "Partnership"). The Partnership's principal executive office is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is
(212) 667-4122. The investment adviser to the Partnership is Troon Management, L.L.C. (the "Manager"). The principal executive office of the Manager is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4122. The Partnership's individual general partners ("Individual

General Partners") are Sol Gittleman, Luis Rubio, Janet L. Schinderman, and Howard M. Singer. Their address is c/o CIBC Oppenheimer Advisers, L.L.C., 622 Third Avenue, 8th Floor, New York, New York 10017.

ITEM 4. TERMS OF THIS TENDER OFFER.

          (a) (1) (i) Subject to the conditions set forth in the Offer, the Partnership will purchase up to $100 million of Interests that are tendered by, and not withdrawn as described in item 1. The initial expiration date of the Offer is 12:00 midnight, New York time, on June 17, 2002 (this time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                  (ii) The purchase price of Interests tendered to the Partnership for purchase will be their estimated net asset value as of the close of business on June 30, 2002 (the "Valuation Date") if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Partnership reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

                  For Partners who have been Partners for at least 12 full calendar months and who tender their entire Interest, payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LP Agreement) in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership, determined as of the Valuation Date payable within ten days after the Valuation Date, (the "95% Cash Payment"); and (b) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Partnership as of the Valuation Date, determined based on the audited financial statements of the Partnership for calendar year 2002, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Partner in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten days after the Valuation Date and will not be transferable. The Note will be payable in cash within ten days after completion of the audit of the financial statements of the Partnership for calendar year 2002. It is anticipated that the audit of the Partnership's financial statements for calendar year 2002 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Partnership on an amount, deposited by the Partnership in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Partnership. Although the Partnership has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Individual General Partners of the Partnership determine that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Partners of the Partnership.

                  Partners who tender only a portion of their Interest or Partners who tender their entire Interest who have not been Partners for at least 12 full calendar months (subject to maintenance of the required minimum capital account balance discussed in Item 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Partnership, determined as of the Valuation Date, payable within ten days after the Valuation Date.

                  A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Partners that will be sent in connection with the Partnership's acceptance of tenders, are attached as Exhibits A, B, C, D and E, respectively, and are incorporated by reference in their entirety.

                  (iii) The scheduled expiration date of the Offer is 12:00 midnight, New York time, Monday, June 17, 2002.

                  (iv) Not applicable.

                  (v) The Partnership reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Partners of the extension. The purchase price of an Interest tendered by any Partner will be the net asset value thereof as of the close of business on June 30, 2002, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Partnership also reserves the right, at any time and from time to time, up to and including the Expiration Date to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Partnership determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Partners.

                  (vi) A tender of Interests may be withdrawn at any time before 12:00 midnight, New York time, Monday, June 17, 2002 and, if Interests have not then been accepted for purchase by the Partnership, at any time after Thursday, July 11, 2002.

                  (vii) Partners wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Karl Garrett, at the address or fax numbers listed on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Partnership recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Partner choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

                  Any Partner who tenders an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(vi). To be effective, any notice of withdrawal of a tender must be timely received by PFPC at the address or fax numbers listed on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2 of the Offer. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described above.

                  (viii) For purposes of the Offer, the Partnership will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Partner of its election to purchase the Partner's Interest.

                  (ix) If more than $100 million of Interests are duly tendered to the Partnership prior to the Expiration Date and not withdrawn, the Partnership will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934; (b) extend the Offer, if necessary, and increase the amount of Interests that the Partnership is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                  (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of Partners who do not tender Interests. Partners who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Partnership's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Partnership believes that this result is unlikely given the nature of the Partnership's investment program. A reduction in the aggregate assets of the Partnership may result in Partners who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Partnership are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Partners on July 1, 2002 and thereafter from time to time.

                  (xi) Not applicable.

                  (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Partnership from Partners pursuant to the Offer. Partners should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Partnership pursuant to the Offer.

                  In general, a Partner from whom an Interest is purchased by the Partnership will be treated as receiving a distribution from the Partnership. A Partner generally will not recognize income or gain as a result of this purchase, except to the extent (if any) that the amount of consideration received by the Partner exceeds the Partner's then adjusted tax basis in the Partner's Interest. A Partner's basis in its Interest will be adjusted for income, gain or loss allocated (for tax purposes) to the Partner for periods prior to the purchase of the Interest. Cash distributed to a Partner in excess of the adjusted tax basis of the Partner's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Partner whose entire Interest is purchased by the Partnership may recognize a loss, but only to the extent that the amount of consideration received from the Partnership is less than the Partner's then adjusted tax basis in the Partner's Interest.

          (a) (2) Not applicable.

          (b) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Partnership's Confidential Memorandum dated January 1997, as supplemented (the "Confidential Memorandum"), and the LP Agreement, which were provided to each Partner in advance of subscribing for Interests, provide that the Partnership's Individual General Partners have the discretion to determine whether the Partnership will purchase Interests from Partners from time to time pursuant to written tenders. The Confidential Memorandum also states that the Manager expects that it will recommend to the Individual General Partners that the Partnership purchase Interests from Partners once each year, in December. The Partnership previously offered to purchase Interests from Partners pursuant to written tenders effective as of March 31, 1998, December 31, 1998, December 31, 1999, December 31, 2000 and December 31, 2001. Those were the only tender offers made by the Fund.

          The Partnership is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Partnership and the Manager or any Individual General Partner of the Partnership or any person controlling the Partnership or controlling the Manager; and (ii) any person, with respect to Interests. However, the LP Agreement provides that the Partnership shall be dissolved if the Interest of any Partner that has submitted a written request in accordance with the terms of the LP Agreement to tender its entire Interest for repurchase by the Partnership has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a) The purpose of the Offer is to provide liquidity to Partners who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LP Agreement.

          (b) Interests that are tendered to the Partnership in connection with the Offer to Purchase will be retired, although the Partnership may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933. The Partnership currently expects that it will accept subscriptions for Interests as of July 1, 2002 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

          (c) Neither the Partnership, the Manager nor the Individual General Partners has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Partnership's intention to accept subscriptions for Interests on the first day of each calendar quarter and from time to time in the discretion of the Partnership), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (3) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (4) any change in the identity of the Individual General Partners, or in the management of the Partnership including, but not limited to, any plans or proposals to change the number of Individual General Partners or to change any material term of the investment advisory arrangements with the Manager; (5) a sale or transfer of a material amount of assets of the Partnership (other than as the Individual General Partners determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Partnership); (6) any other material change in the Partnership's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LP Agreement or other actions that might impede the acquisition of control of the Partnership by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A Section 229.1006 (c) are not applicable to the Partnership.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Partnership expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $100 million (unless the Partnership elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Partnership; and
(iii) possibly borrowings, as described in paragraph (b), below. The Partnership will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b) Neither the Partnership, the Manager nor the Individual General Partners has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Interests, subject to compliance with applicable law, from its existing margin facility established with the Partnership's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"). If the Partnership finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Partnership were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Partnership's obligations from the collateral deposited in the special custody account. The Partnership expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Partnership by existing and/or new Partners, or from the proceeds of the sale of securities and/or portfolio assets held by the Partnership.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Manager is entitled under the terms of the LP Agreement to receive an incentive allocation (subject to certain limitations), as specified in the LP Agreement and described in the Confidential Memorandum.

          (b) Other than the acceptance of subscriptions for Interests as of April 1, 2002, there have been no transactions involving Interests that were effected during the past 60 business days by the Partnership, the Manager, any Individual General Partner or any person controlling the Partnership or the Manager.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been employed, retained or are to be compensated by the Partnership to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10.  FINANCIAL STATEMENTS.

          (a) (1) Reference is made to the following financial statements of the Partnership, which the Partnership has prepared and furnished to Partners pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

        Audited financial statements for the year ended December 31, 2000 previously filed on EDGAR on Form N-30D on March 9, 2001; and

        Audited financial statements for the year ended December 31, 2001 previously filed on EDGAR on Form N-30D on March 8, 2002.

              (2) The Partnership is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Partnership does not have shares, and consequently does not have earnings per share information.

              (3) Not applicable.

              (4) The Partnership does not have shares, and consequently does not have book value per share information.

          (b) The Partnership's assets will be reduced by the amount of the tendered Interests that are purchased by the Partnership. Thus, income relative to assets may be affected by the tender offer. The Partnership does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  ADDITIONAL INFORMATION.

          (a) (1) None.

              (2) None.

              (3) Not applicable.

              (4) Not applicable.

              (5) None.

          (b) None.

ITEM 12.  EXHIBITS.

          A. Cover Letter to Offer to Purchase and Letter of Transmittal.

          B. Offer to Purchase (financial statements to be enclosed).

          C. Form of Letter of Transmittal.

          D. Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Partnership to Partners in connection with acceptance of tenders.

                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      TROON PARTNERS, L.P.

                                             By:    Troon Management, L.L.C.

                                             By:    CIBC World Markets Corp.
                                                    Managing Member

                                             By:    /s/ HOWARD M. SINGER
                                                    ----------------------------
                                                    Name:  Howard M. Singer
                                                    Title: Managing Director

May 15, 2002

                                  EXHIBIT INDEX

EXHIBIT

A   Cover Letter to Offer to Purchase and Letter of Transmittal.

B   Offer to Purchase (financial statements to be enclosed).

C   Form of Letter of Transmittal.

D   Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Partnership to Partners in connection with acceptance of tenders.